SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                                          to

Commission file number: 000-50325

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

DREYER’S GRAND ICE CREAM, INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dreyer’s Grand Ice Cream Holdings, Inc.
5929 College Avenue
Oakland, California 94618

Dreyer’s Grand Ice Cream, Inc.
Savings Plan

Financial Statements and Additional Information
December 31, 2004 and 2003

Dreyer’s Grand Ice Cream, Inc.
Savings Plan

Contents
December 31, 2004 and 2003

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–9

Additional Information*

Schedule H, Line 4i attachment on Form 5500 - Schedule of Assets (Held at End of Year)	10

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
Dreyer’s Grand Ice Cream, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dreyer’s Grand Ice Cream, Inc. Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) (Schedule H, Line 4i) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
June 24, 2005

Dreyer’s Grand Ice Cream, Inc.
Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003

Assets
Investments (Note 3)	$206,778,386	$142,579,333
Contributions receivable
Employee	671,627	3,464
Employer	5,522,114	3,476,433
Accrued dividends and other receivables	34,780	14,501

Net assets available for benefits	$213,006,907	$146,073,731

The accompanying notes are an integral part of these financial statements.

Dreyer’s Grand Ice Cream, Inc.
Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003

	2004	2003

Additions
Additions to net assets attributed to
Interest	$268,475	$220,818
Net appreciation in fair value of investments (Note 3)	13,085,306	22,398,362

	13,353,781	22,619,180

Contributions
Participant	14,168,511	8,836,280
Employer	5,534,340	3,476,433
Employee rollovers from other qualified plans	11,456,230	319,847

Total additions	44,512,862	35,251,740

Deductions
Deductions from net assets attributed to
Benefit payments	15,245,230	8,524,405
Administrative expenses	149,658	128,166

Total deductions	15,394,888	8,652,571

Net increase	29,117,974	26,599,169
Transfers to the Plan	37,815,202	—

Net assets available for benefits
Beginning of year	146,073,731	119,474,562

End of year	$213,006,907	$146,073,731

The accompanying notes are an integral part of these financial statements.

Dreyer’s Grand Ice Cream, Inc.
Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of the Plan

The following brief description of the Dreyer’s Grand Ice Cream, Inc. Savings Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

General
The Plan is a defined contribution profit sharing plan containing a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code. The Plan benefits participating employees of Dreyer’s Grand Ice Cream Holdings, Inc. and its subsidiaries (the “Company”). The Plan is administered by the Plan’s Administrative Committee (the “Committee”) and all investments and cash are held by Charles Schwab Trust Company (the “Trustee”). Schwab Retirement Plan Services provides recordkeeping services for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was established January 1, 1983, and its last amendment and restatement was generally effective January 1, 2001, except to the extent that another effective date is either required by law or is stated in the Plan document.

Transfers to the Plan
On June 26, 2003, Dreyer’s Grand Ice Cream, Inc. and Nestle Ice Cream Company, LLC completed a merger transaction in which each entity became a subsidiary of the Company. As a result of the business combination, the before-tax contribution accounts of the Nestle Ice Cream Company 401(k) Savings Plan merged into the Plan, effective as of January 2, 2004. On January 5, 2004, the Company terminated that portion of the Nestle Ice Cream Company 401(k) Savings Plan that remained. The Nestle Ice Cream Company 401(k) Savings Plan was a defined contribution plan covering all eligible employees of Nestle Ice Cream Company, LLC and any participating employers or affiliates. During 2004, with regards to accounts other than the before-tax contribution accounts, participants were able to elect whether to take a distribution or to elect a rollover of such accounts. For the participants who elected to contribute their account balances from the Nestle Ice Cream Company 401(k) Savings Plan to the Plan, the amounts contributed were classified as employee rollovers in the statement of changes in net assets. The account balances for all participants who did not make this election or request a distribution were transferred to the Plan and placed into a transfer account.

Eligibility
Other than as discussed below, all full-time employees, other than individuals employed under a collective bargaining agreement which does not provide for participation in the Plan and leased employees, are eligible to participate in the Plan on the first day of the calendar quarter coinciding with or following thirty days of employment. All part-time employees are eligible to participate in the Plan on the first day of the calendar quarter coinciding with or immediately following the last day of a period of twelve consecutive months, commencing on the date of hire, and each anniversary of that date during which the employee completes at least 1,000 hours of service.

The Plan allows for special eligibility dates for the former employees of subsidiaries acquired by the Company, to the extent that these individuals became employees of the Company. With the

Dreyer’s Grand Ice Cream, Inc.
Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

exception of such individuals who were previously employed by Nestle USA, Inc., Nestle S.A. or Nestle Ice Cream Company, LLC, such employees were eligible to participate in the Plan as of the date the Company acquired the subsidiary. Any individual who was previously employed by Nestle USA, Inc., Nestle S.A. or Nestle Ice Cream Company, LLC; became an employee of the Company on or before June 27, 2003; and satisfied the general eligibility requirements outlined above were eligible to participate in the Plan on June 27, 2003, or the first day of the calendar quarter coinciding with or following the satisfaction of the general eligibility requirements. Any individual who was previously employed by Nestle USA, Inc., Nestle S.A. or Nestle Ice Cream Company, LLC, and became an employee of the Company after June 27, 2003 but on or before January 1, 2004 was eligible to participate in the Plan on the date the individual became an employee of the Company.

Employee Contributions
In order to participate in the Plan, a participant is required to contribute at least 1 percent of the compensation received from the Company; however, any participant may elect to contribute an additional amount up to 16 percent of the participant’s compensation limited by the maximum allowable amount permitted under the Internal Revenue Code. At all times, participants are fully vested in their contributions adjusted for attributed income, gains, losses and expenses.

Participants over 50 or turning 50 during the Plan year were eligible to defer up to an additional $3,000 for the 2004 Plan year. This catch-up deferral is in addition to the maximum allowable contribution of $13,000 or the Plan limit in 2004. The catch-up deferral is not eligible for the Company match.

The Plan has a flexible investment policy in which the participants direct the investment of their contributions, including the employer matching contribution, into a variety of investment funds. The participants’ accounts are credited for the return on their investment in proportion to their investment in the respective fund within the Plan.

Employer Contributions
The Plan provides that the Company may make discretionary employer matching contributions, subject to approval by the Company’s Board of Directors. Discretionary employer matching contributions are made to participants’ accounts equal to a percentage of each eligible participant’s employee contribution. For eligible participants who have ten or more years of service as of the last day of the Plan year, the percentage of employee contributions matched is twice that of eligible participants with less than ten years of service. An eligible participant is defined as an eligible employee who has been employed by the Company for at least twelve months and has completed at least 1,000 hours of service in the Plan year or who retired, died or was disabled during the Plan year.

During 2004 and 2003, $64,992 and $91,410, respectively, of unvested employer matching contributions were forfeited by terminated employees. Such forfeited amounts were used to reduce employer matching contributions for the corresponding year.

Rollover Contributions
Subject to the terms of the Plan, the Committee may authorize the Plan Trustee to accept from any participant a rollover contribution from another tax-qualified plan, provided the contribution is made within 60 days after receipt of the eligible rollover distribution by the participant from such other

Dreyer’s Grand Ice Cream, Inc.
Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

tax-qualified plan. Amounts consisting of after-tax employee contributions are not allowed as rollover contributions. The Plan establishes and maintains separate accounts for all rollover contributions. At all times, the participant is fully vested in his rollover account, adjusted for attributed income, gains, losses and expenses. Cash benefits paid from rollover accounts are paid in the same manner as other benefits under the Plan.

Participant Account Valuation
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Plan Benefits
Upon retirement, death or permanent disability, participants are entitled to an amount equal to 100 percent of their salary deferral, rollover, transfer and Company accounts. In the event of termination prior to retirement, participants will receive the final balances in their salary deferral, rollover and transfer accounts plus the vested portion of the Company account to which they are entitled.

A salary deferral account consists of the portion of a participant’s account attributable to the participant’s employee contributions and the related investment income; a rollover account consists of the portion of a participant’s account attributable to the participant’s rollover contributions and the related investment income; a transfer account consists of the portion of a participant’s account attributable to amounts transferred from the Nestle Ice Cream Company 401(k) Savings Plan and the related investment income; and a Company account consists of the portion of a participant’s account attributable to Company contributions and the related investment income.

Vesting
After completion of two years of service, participants are entitled to 20 percent of the final balance of their Company account. For each full year of service after two years, participants vest an additional 20 percent of their Company account balance, until completion of six years of service, at which time participants are fully vested. A participant earns one year of service for each year commencing on or after January 1, 1976 in which the participant has worked at least 1,000 hours. If a participant’s service is less than two years and ends before retirement, death, or permanent disability, the entire Company account will be forfeited.

Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, with interest charged at the prevailing prime rate plus 2%, determined at the time the loan is made to the participant. Principal and interest are paid ratably through payroll deductions over a maximum term of five years, with the exception of loan balances transferred from the Nestle Ice Cream Company 401(k) Savings Plan. Participants in the Nestle Ice Cream Company 401(k) Savings Plan were able to borrow from their accounts residential loans with repayment terms of up to 20 years.

Administrative Expenses Expenses incurred in the administration of the Plan are charged to the Plan by the Trustee if they are not paid by the Company.

Dreyer’s Grand Ice Cream, Inc.
Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of management’s estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan invests in various investment securities at the direction of participants. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Investments and Investment Income
The Plan’s assets are valued at the last quoted sales price of each business day including the last business day of the Plan year. Realized gains or losses on investments sold are recorded as the difference between the proceeds received upon sale and the market value of the investments at the beginning of the year or cost if acquired during the year. In accordance with the Plan’s policy of stating investments at market value, net unrealized gains or losses for the period are included in the statement of changes in net assets available for benefits in the period during which the market value change occurs.

Benefit Payments Benefits to terminated participants, including deemed distributions of participant loans, are recorded as a deduction from net assets when paid.

Dreyer’s Grand Ice Cream, Inc.
Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

3.	Investments

Investments representing 5% or more of net assets available for benefits at December 31, 2004 and 2003 were as follows:

	2004	2003

Collective investment trust
Schwab Stable Value Fund	$28,066,960	$11,270,129

Common stock
Dreyer’s Grand Ice Cream Holdings, Inc.	30,938,461	37,796,214

Mutual funds
Schwab S&P500 Select Share Fund	32,757,880	24,804,118
Rainier Core Equity Fund	18,443,744	16,682,011
Oakmark Equity Income	22,575,050	15,238,051
Wasatch Core Growth Fund	21,100,887	9,671,167
Artisan International Fund	11,118,336	—
Growth Fund of America	12,771,288	—

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,085,306 and $22,398,362, respectively, which amounts are included in the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003, as follows:

	2004	2003

Mutual funds	$10,807,030	$17,220,664
Common stock	1,453,931	4,697,053
Collective investment trust	824,345	480,645

	$13,085,306	$22,398,362

4.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants’ accounts shall become fully vested and nonforfeitable and the net assets shall be allocated to each participant.

Dreyer’s Grand Ice Cream, Inc.
Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

5.	Tax Status of the Plan

The Plan obtained its latest determination letter on March 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Charles Schwab. Charles Schwab Trust Company is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004, to the Form 5500:

	2004	2003

Net assets available for benefits per the financial statements	$213,006,907	$146,073,731
Less: Contributions receivable	(671,627)	—
Add: Contributions received	723,290	—
Less: Net appreciation in fair value of investments	(1,551)	—

Net assets available for benefits per Form 5500	$213,057,019	$146,073,731

The following is a reconciliation of contributions made to the Plan per the financial statements for the years ended December 31, 2004 and 2003, to the Form 5500:

	2004	2003

Contributions per the financial statements	$31,159,081	$12,312,713
Less: Contributions receivable	(671,627)	324,943
Add: Contributions received	723,290	—

Contributions per Form 5500	$31,210,744	$12,637,656

Dreyer’s Grand Ice Cream, Inc.
Savings Plan

Schedule of Assets (Held at End of Year)	Additional Information
December 31, 2004	Schedule H, Line 4i, Form 5500

		(c) Description of Investment,
		including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral,	(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	Value

		Collective investment trust
*	Charles Schwab	Schwab Stable Value Fund	$28,066,960

		Mutual funds
	Ameristock	Ameristock Fund	4,624,760
	Artisan Partners	Artisan International Fund	11,118,336
	Barclay’s Global Fund Advisors	Barclay’s GL Inv Lifepath 2020	1,127,668
	Barclay’s Global Fund Advisors	Barclay’s GL Inv Lifepath 2030	1,216,198
	Barclay’s Global Fund Advisors	Barclay’s GL Inv Lifepath 2040	731,940
	Capital Research & Management	Growth Fund of America	12,771,288
	Harris Associates	Oakmark Equity Income	22,575,050
	MetropolitanWest Asset Management	MetropolitanWest Total Ret Bd	4,118,365
	Rainier Investment	Rainier Core Equity Fund	18,443,744
	Wasatch Advisors	Wasatch Core Growth Fund	21,100,887
*	Charles Schwab	Schwab S&P 500 Select Share Fund	32,757,880
*	Charles Schwab	Personal Choice Retirement - self-directed brokerage account	8,142,818

		Employer securities
*	Dreyer’s Grand Ice Cream Holdings, Inc.	Dreyer’s Grand Ice Cream Holdings, Inc.
		Unitized Stock Fund	30,938,461

		Cash
*	Dreyer’s Grand Ice Cream Holdings, Inc.	Dreyer’s Grand Ice Cream Holdings, Inc.
		Unitized Stock Fund	1,241,911

		Participant loans
*	Plan Participants	Fully amortized loans receivable from
		participants bearing interest rates
		from 5% to 12.5%. Due at various dates
		through 2019.	5,087,172

		Cash equivalents
*	Charles Schwab	Personal Choice Retirement -
		self-directed brokerage account	552,737

		Common stock
*	Charles Schwab	Personal Choice Retirement -
		self-directed brokerage account	2,162,211

			$206,778,386

*	A party-in-interest as defined by ERISA.

Column (d) Cost is omitted for participant-directed investments.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Dreyer’s Grand Ice Cream, Inc. Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DREYER’S GRAND ICE CREAM, INC. SAVINGS PLAN

	By:	/s/ William C. Collett

Date: June 29, 2005		William C. Collett

Member of Dreyer’s Grand Ice Cream, Inc. Savings Plan Administrative Committee, as Plan Administrator

	By:	/s/ Jeffrey R. Shields

Jeffrey R. Shields
Member of Dreyer’s Grand Ice Cream, Inc. Savings Plan Administrative Committee, as Plan Administrator

4

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Accountants

5